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                            June 26, 2024

       Timothy S. Nicholls
       Chief Financial Officer
       International Paper Company
       6400 Poplar Avenue
       Memphis, Tennessee 38197

                                                        Re: International Paper
Company
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            File No. 001-03157

       Dear Timothy S. Nicholls:

              We have reviewed your May 17, 2023 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 18, 2023 letter.

       Form 10-K for the Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Executive Summary, page 30

   1. We note your response to comment 1. As previously requested, please revise future filings to remove accelerated
depreciation adjustments from your non-GAAP measures.
   2. We note your response to comment 2 and are unclear why you believe the term "Invested in capital projects,
less insurance recoveries" is "synonymous with capital expenditures."
                                                        Accordingly, to the
extent that you include insurance recoveries in a non-GAAP free cash flow measure, please
revise your description to indicate that it represents adjusted free cash flow or a similar
title. Within your statement of cash flows, also ensure that you present capital
expenditures and insurance proceeds on a gross basis pursuant to ASC 230-
                                                        10-45-26. Tell us if
you received material insurance proceeds during any annual
                                                        period presented.
 Timothy S. Nicholls
FirstName  LastNameTimothy
International Paper Company S. Nicholls
Comapany
June       NameInternational Paper Company
     26, 2024
June 26,
Page  2 2024 Page 2
FirstName LastName
Results of Operations, page 31

3. We note your proposed disclosures in response to comment 4. As previously noted in our comment, since you identify "Business Segment Operating Profits
(Loss)" as a non-
         GAAP measure, your presentation must fully comply with non-GAAP rules, including
         Item 10(e) of Regulation S-K and the Staff   s Compliance and
Disclosure Interpretations
         on Non-GAAP Financial Measures ("Non-GAAP C&DI's"). Consistent with our comment above, please remove the "Accelerated depreciation" adjustment from your non-GAAP presentations. Also address how the "Legal reserve adjustments" and "Corporate expenses, net" adjustments included within this measure comply with Question 100.01 of the Non-GAAP C&DI's. Tell us the specific items included within these adjustments and your assessment regarding whether they represent normal, recurring, cash expenses necessary to operate your business.
Financial Statements
Notes to Consolidated Financial Statements
Note 1 Summary of Business and Significant Accounting Policies
Inventories, page 57

4. Your proposed revisions in response to comment 7 suggest that a lower of cost or net realizable value assessment is applied to all inventories, including inventory measured using the LIFO method. Since LIFO inventory should be valued at the lower of cost or market pursuant to ASC 330-10-35-1B and -2, please clarify for us how you historically accounted for the subsequent measurement of inventories determined using the LIFO,
         FIFO, and average cost methods and revise your disclosures accordingly.
Note 21 Financial Information by Business Segment and Geographic Area, page 90

5. Your response to prior comment 8 indicates that you include sale volumes by market channel within earnings releases and annual and quarterly reports "as another data point to evaluate current market dynamics and current demand trends" and that your chief operating decision maker ("CODM") "is not routinely provided with information at an end-market or product line level." Although we understand you do not manage your segments at such level, please further clarify why quantifying revenues of these or similar product categories is not required pursuant to ASC 280-10-50-40. In doing so, provide us with a summary of all revenue information provided to your CODM and the frequency such information is provided.
 Timothy S. Nicholls
International Paper Company
June 26, 2024
Page 3

       Please contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameTimothy S. Nicholls                   Sincerely,
Comapany NameInternational Paper Company
                                                        Division of Corporation
Finance
June 26, 2024 Page 3                                    Office of Manufacturing
FirstName LastName